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RECEIVED MAR 04 2014 189 WASH. D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 69181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/29/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cedarbridge Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

460 Park Avenue
(No. and Street)

(City)	(State)	(Zip Code)
New York	**NY**	**10022**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Curtis **732-367-0129**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DePietto CPA PC
(Name – *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
1981 Marcus Avenue, Suite C110	**Lake Success**	**NY**	**11042**

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the**

CONFIDENTIAL TREATMENT REQUESTED

collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **James Curtis**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Cedarbridge Securities, LLC**, as of **December 31**, 20 **13**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

MY COMMISSION EXPIRES 7 August 2017

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEPIETTO CPA
Accounting • Tax • Advisory

1981 Marcus Ave.Ste C110
Lake Success, NY 11042
T. 516.326.9200 F. 516.326.1100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Cedarbridge Securities LLC

We have audited the accompanying financial statements of Cedarbridge Securities LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cedarbridge Securities LLC at December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

DePietto CPA PC

DePietto CPA, PC
Lake Success
February 28, 2014

CEDARBRIDGE SECURITES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

Assets		
Cash and cash equivalents	$	334,993
Total assets	$	334,993
Liabilities and members' equity		
Liabilities:		
Accounts payable and accrued expenses	$	16,714
Total liabilities		16,714
Members' equity		318,279
Total liabilities and members' equity	$	334,993

The accompanying notes are an integral part of these financial statements.

CEDARBRIDGE SECURITIES LLC
Notes to Financial Statements
December 31, 2013

NOTE 1: Nature of Business

Organization

Cedarbridge Securities LLC (The "Company") is a Delaware limited liability company located in Manhattan, New York. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA") effective August 29, 2013.

On June 21, 2013, the Company filed an application with FINRA to engage in offering interests on best efforts basis in direct participation programs and RIETS as a wholesaler and private placement of securities. At December 31, 2013 the application was approved effective August 29, 2013.

The Company also maintains an office in Lakewood, New Jersey.

NOTE 2: Significant Accounting Policies

Basis of Presentation

The Company maintains its books and records and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. At December 31, 2013, the Company exceed the limit by $84,993. At December 31, 2013, the Company did not have any cash equivalents.

CEDARBRIDGE SECURITIES LLC
Notes to Financial Statements
December 31, 2013

NOTE 2: Significant Accounting Policies (cont.)

Income Taxes

The company operates as a limited liability company for tax purposes and files as a partnership. All income and losses are reported by the members on the partnership tax return. Therefore, all income taxes are the responsibility of the members based on their percentages according to the operating agreement.

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes,* ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value.

NOTE 3: Financial Instruments

The Company's financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

CEDARBRIDGE SECURITIES LLC
Notes to Financial Statements
December 31, 2013

NOTE 3: Financial Instruments (Cont.)

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2013, the Company did not own any financial assets or liabilities other than cash and cash equivalents and other assets and liabilities with short and intermediate term maturities and defined settlement amounts. The carrying amounts of cash and other assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximates fair value.

As of December 31, 2013, the Company does not have investments included in level 3 of the fair value hierarchy.

NOTE 4: Regulatory requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2013, the Company had net capital of $318,279, which was $313,279 in excess of regulatory requirement net capital of $5,000. At December 31, 2013, the Company had a net capital ratio was 0.00 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not

CEDARBRIDGE SECURITIES LLC
Notes to Financial Statements
December 31, 2013

NOTE 4: Regulatory requirements (Cont.)

subject to Possession or Control Requirements under SEC Rule 15c3-3 and not required to not compute 15c3-3 Reserve Requirements.

NOTE 5: New Accounting Pronouncements

On July 30, 2013 the SEC released the final amendment to Rule 17a-5, Reports to Be Made by Certain Brokers and Dealers. The rule requires a broker-dealer that claims an exemption from Rule 15c3-3 throughout the most recent fiscal year to file an annual exemption report. The exemption report will include statements where the broker-dealer indicates that it has met the identified exemption provision throughout the most recent fiscal year without exception and if applicable, identifies each exception and briefly describes the nature of each exception. All broker-dealers will also be required to file Form Custody that will provide information on whether a broker-dealer maintains custody of customer and non-customer assets.

NOTE 6: Commitment and Contingencies

The Company is obligated under the terms of a sublease for the period January 1, 2013 through December 31, 2017. The following are the future payments:

Year	Rent expense
2014	$ 12,000
2015-2017	$ 36,000
Total	$ 48,000

The rent expense for the year ended December 31, 2013 was $24,000, which is included in occupancy on the Statement of Operations which is for the New York and New Jersey offices.

NOTE7: Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

CEDARBRIDGE SECURITIES LLC
Notes to Financial Statements
December 31, 2013

NOTE8: Related Party

The Company subleases office space from a related party for its New York office.

The Company also leases office space from a related party on a month to month basis for its Lakewood, New Jersey office.

NOTE 9: Subsequent Events

We have evaluated all events or transactions that occurred from December 31, 2013 through February 28, 2014 the date our financial statements were available to be issued.